June 29, 2009

VIA EDGAR, US MAIL AND FACSIMILE (202.772.9208)

William Friar
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Re:	Bank of Marin Bancorp
Form 10-K for December 31, 2008 filed on March 16, 2009
File Number: 001-33572

Dear Mr. Friar:

This letter serves as the response of Bank of Marin Bancorp (the “Bank” or the “Company” or “we” or “us”) to the SEC Staff’s comment letter dated June 16, 2009, regarding the above-referenced Form 10-K for the year ended December 31, 2008. To aid in your review, we have repeated the Staff’s comments followed by our responses.

Item 11. Executive Compensation, page 78

Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 3 in our letter dated May 22, 2009.  We are unable to agree with your determination that the performance targets in question are confidential due to the potential for competitive harm to the company.  Please provide the staff with your 2008 performance targets and confirm that the company will disclose any similar performance targets in future filings.  Please also confirm that the performance target figures are the same for both cash incentive compensation and equity compensation grants.  Additionally, we note that you state in your response that you do not use other performance targets except for the ones indentified in the proxy statement in determining executive compensation.  However, you disclose in your 10-K performance targets different than those used to determine cash incentive compensation and equity compensation grants to establish total compensation ranges. Please explain the discrepancy.

William Friar, Senior Financial Analyst
Securities and Exchange Commission

Response to Comment No. 3:

As stated in the Company’s 10-K, performance based bonuses for our senior executive officers are based on “overall performance of the Company and on individual goals specific to the executive’s area of responsibility.”  Further, the Company performance goals are “based on deposits, loans, net income, return on equity and the efficiency ratio.”  Overall Company performance comprises fifty percent of the named executive officers’ bonus potential, with the other fifty percent based on achievement of individual goals.  To date, the metrics used in the Company goals have remained constant and, as stated above, include net income, the efficiency ratio, return on equity, deposit growth, and loan growth.  The specific goal for each of these metrics is revised each year, and each metric is given its own specific weighting in the determination of the overall bonus.  For 2008 the specific Company goals and relative weights of each of the metrics were:

Category	Weight	2008 Goal
Net Income	30%	$12,949,000
Efficiency Ratio	20%	56.52%
Return on Equity	20%	14.19%
Average Deposit Growth	15%	$84,130,000
Average Loan Growth	15%	$107,093,000

Individual employee goals, which determine the remaining fifty percent bonus potential, are either qualitative/subjective in nature without quantitative targets, or are based on one of the five metrics above to give that particular metric more weight in the total bonus for a particular executive.

We confirm that in future filings we will include a discussion of overall Company performance goals used in setting cash bonus compensation.

We confirm that the above referenced Company wide performance goals used in determining cash bonus compensation in 2008 are identical to the performance goals used in determining equity awards, both in terms of goal and the relative weight of each goal.

You noted a potential discrepancy in our prior response and language in the Company’s proxy statement concerning the use of performance measures in setting total compensation ranges.  After discussions with Ms. Lam, we understand that the particular language you are questioning is the following:

Assessment of Company Performance. The Compensation Committee uses company performance measures in two ways. In establishing total compensation ranges, the Committee (which is entirely made up of outside directors)  considers various measures of Company and industry performance, asset growth, earnings per share, return on assets, return on equity and the effective execution of the Company’s growth strategy.

The foregoing language is not meant to imply that the Compensation Committee uses specific performance targets in setting compensation ranges.  Rather, the Compensation Committee uses various measures of performance to gauge generally overall Company performance relative to both peer companies and against the Company’s own strategic objectives.  The measures of asset growth, earnings per share, return on assets, and return on equity are the measures used by the Compensation Committee in judging the Company against peers.  However, these are not specific performance targets.  This subjective view of general Company performance is then utilized as one element in determining overall compensation ranges.

The use of specific performance targets in compensating executives is limited to incentive bonus compensation and equity compensation grants.

William Friar, Senior Financial Analyst
Securities and Exchange Commission

We will modify the foregoing language in future filings to make it clearer that we are not referring to specific performance targets when discussing the Compensation Committee’s assessment of Company performance as part of its general efforts to establish overall compensation ranges for our executives.

*        *        *        *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above explanations and responses have adequately addressed your comments. Based on the nature of your written comments and our telephonic discussion with you earlier, we do not believe there is a need to revise any past filing. We therefore do not plan to amend any past filing in connection with this letter.

Should you have any additional questions or comments, please do not hesitate to contact me at (415) 763-4521.

Very truly yours,

BANK OF MARIN BANCORP

/s/ Russell A. Colombo
Russell A. Colombo
President and Chief Executive Officer

cc:	Stuart | Moore Attorneys at Law
Derek Criswell, Moss Adams LLP Allicia Lam, SEC